Robert M. Kurucza 202.346.4151 rkurucza@goodwinlaw.com	Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

October 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Lisa N. Larkin, Esq.

Re:	North Square Investments Trust
Response to Staff Comments on Registration Statement on Form N-1A
File Nos. 811-23373; 333-226989

Dear Ms. Larkin:

On September 21, 2018, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided comments on North Square Investments Trust’s (the “Registrant”) initial registration statement on Form N-1A, as filed on August 23, 2018 (the “Registration Statement”). The Registrant filed a letter, dated September 26, 2018, responding to the Staff’s comments on the Registration Statement (the “Response Letter”). On October 23, 2018, the Registrant filed Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) for the purpose of updating the Registration Statement in response to the Staff’s comments and to make certain non-material changes to the Registration Statement. As subsequently discussed with the Staff, it was determined that the response to Comment 12 in the Response Letter was not accurately reflected in the Pre-Effective Amendment. Accordingly, on behalf of the Registrant, we are submitting this letter to represent that the response to Comment 12 in the Response Letter will be reflected in an updated Prospectus filed pursuant to Rule 497 under the Securities Act of 1933 following effectiveness of the Registration Statement.

A summary of Comment 12, along with the Registrant’s response thereto, as previously communicated to the Staff in the Response Letter, is copied below.  Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Standalone Fund Prospectus

Page 2 – Principal Investment Strategies

12.
Comment: The fund’s name is “North Square Global Resources & Infrastructure Fund.” Consistent with Rule 35d-1, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of natural resources and infrastructure companies. For purposes of this policy, the fund “may also invest in securities of companies that are suppliers to firms producing natural resources.” “Suppliers to firms producing natural resources” appears to be too broad. It is not clear what the suppliers supply. For example, if a telecommunications company supplies a natural resources firm with telecommunications services, in what respect is the telecommunications company a natural resources company? Please revise.

Ms. Larkin
October 24, 2018

Response: The Registrant has revised the “Principal Investment Strategies” disclosure as follows (additions underlined; deletions ~~in strikethrough~~):

For purposes of this investment policy, the Fund may invest in instruments with economic characteristics similar to natural resources companies, such as publicly traded master limited partnership interests (“MLPs”). ~~The Fund may also invest in securities of companies that are suppliers to firms producing natural resources.~~ With respect to investments in natural resources companies, the Fund expects to primarily focus on timber and agribusiness companies….

Natural resources companies are companies that are primarily engaged in (i.e., have a majority of their assets committed to, or derive a majority of their revenue or profits from) the ownership, development, exploration, production, distribution or processing of natural resources, and in furnishing natural resource supplies and services to these companies. For these purposes, “natural resources” include energy sources (such as electricity, oil and gas), alternative energy (such as uranium, coal, nuclear, hydrogen, wind, solar and fuel cells), precious and other metals, forest products, real estate, food and agricultural products, and other basic commodities.

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Please call the undersigned at (202) 346-4151 or my colleague, Andrew L. Zutz, at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC Andrew L. Zutz, Goodwin Procter LLP